Via Facsimile and U.S. Mail
Mail Stop 4720

March 19, 2010

Mr. Fernando L. Fernandez
SVP, Finance, CFO, Treasurer & Secretary
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126

Re: Continucare Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2009
File No. 1-12115

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Critical Accounting Policies and Estimates

Revenue Recognition and Medical Claims Expense Recognition, pages 22 and 23

1. You disclose that you record adjustments to your revenue when information is received from the HMO or the applicable governmental body. You also disclose that IBNR represents a material portion of your medical claims

liability and that changes in this estimate can materially affect your results of operations and financial position. Please disclose the effect that changes in each of these estimates had on your results of operations for each of three years presented.

Note 2 – Summary of Significant Accounting Policies

Due From HMOs, F-9

2. Under your managed care agreements, you state that you receive for your services a monthly capitated fee with respect to the patients assigned to you and in return, you assume full financial responsibility for the provision of all necessary medical care to your patients even for services you do not provide directly. Since you are primarily responsible for the medical care of the patients assigned to you and not the HMO, please provide us your accounting analysis demonstrating why, under GAAP, netting your estimate of the liability for medical claims against due from HMO is appropriate.

Form 10-K/A for the fiscal year ended June 30, 2009

Exhibits

3. Please file your agreements with related parties including the leases relating to properties owned by Dr. Cruz, the agreements with Centers of Medical Excellence and the joint venture agreement with Dr. Jacob Nudel. Alternatively, tell us why you believe you are not required to file these agreements. Additionally, tell us why the agreements with Centers of Medical Excellence are not discussed in the Item 13. Certain Relationships and Related Transactions discussion in your 10-K/A.

Executive Compensation

Base Salary, page 7

4. Please provide a more detailed discussion of the factors the Compensation Committee considered in determining salary increases. For example, you state that the Committee considered the improvement in your results and your financial condition and the efforts of the other Named Executive Officers. Please describe these improvements and efforts and explain how these were used to determine each officer's increase in salary.

Long-Term Equity Incentive Compensation, page 8

5. Please expand your discussion to describe the aspects past and future performance and other factors that were considered in granting stock options. Additionally, explain how the factors were used to determine the size of stock option awards.

Annual Cash Incentive Program, page 8

6. Please disclose the "pre-determined threshold" your pre-tax earnings must exceed in order for you to award cash incentive bonuses.

7. Please enumerate the factors considered by the Compensation Committee in determining amounts to distribute from the bonus pool to each named executive officer.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as questions regarding comment one. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have questions regarding the remaining comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant